Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2021 FINANCIAL RESULTS

ATHENS, Greece, November 4, 2021 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the third quarter ended September 30, 2021.

Highlights

Three-month periods ended September 30,

	2021	2020	Increase
Revenues	$43.1 million	$35.5 million	21%
Expenses	$27.8 million	$23.8 million	17%
Net Income	$11.9 million	$7.8 million	53%
Net Income per common unit	$0.62	$0.41	51%
Average number of vessels[1]	16.6	14.0	19%

•	Operating Surplus[2] and Operating Surplus after the quarterly allocation to the capital reserve for the third quarter of 2021 were $25.8 million and $11.3 million, respectively.

•	Announced common unit distribution of $0.10 for the third quarter of 2021.

•	Took delivery of two LNG carriers (“LNGC”) on September 3, 2021 pursuant to the agreement announced on August 31, 2021 for the acquisition of three LNGCs.

•	Successfully concluded a €150.0 million Senior Unsecured Bonds (the “Bonds”) issue on the Athens Exchange.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[2]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

•

Exercised the option to acquire three additional LNGCs with long-term charters attached. The acquisition is expected to be financed with the proceeds from the Bonds, sale and lease back financing and cash at hand.

•	Repurchased 379,660 of the Partnership’s common units during the nine months ended September 30, 2021, at an average cost of $11.73 per unit.

Overview of Third Quarter 2021 Results

Net income for the quarter ended September 30, 2021 was $11.9 million, compared with net income of $7.8 million for the third quarter of 2020. After taking into account the interest attributable to the general partner, net income per common unit for the quarter ended September 30, 2021 was $0.62, compared to net income per common unit of $0.41 for the third quarter of 2020.

Total revenue was $43.1 million for the quarter ended September 30, 2021, compared to $35.5 million during the third quarter of 2020. The increase in revenue was primarily attributable to the net increase in the size of our fleet following the acquisition of two LNGCs in early September 2021 and three 5,100 Twenty-foot Equivalent Unit (“TEU”) containers in February 2021 and the decrease in the net amortization of time charters acquired together with certain of our vessels, partly offset by the sale of the M/V ‘CMA CGM Magdalena’ in May 2021.

Total expenses for the quarter ended September 30, 2021 were $27.8 million, compared to $23.8 million in the third quarter of 2020. Voyage expenses for the quarter ended September 30, 2021 increased to $3.0 million, compared to $1.9 million in the third quarter of 2020, due to the increase in the number of days during which one of the vessels in our fleet was employed under voyage charters, compared to the respective period in 2020. Total vessel operating expenses during the third quarter of 2021 amounted to $11.3 million, compared to $9.5 million during the third quarter of 2020. The increase in vessel operating expenses was mainly due to the net increase in the size of our fleet. Total expenses for the third quarter of 2021 also included vessel depreciation and amortization of $11.0 million, compared to $10.6 million in the third quarter of 2020. The increase in depreciation and amortization during the third quarter of 2021 was mainly attributable to the amortization of deferred dry-docking costs incurred during the fourth quarter of 2020 and the net increase in the size of our fleet, partly offset by the classification of the vessel M/V ‘Adonis’ as vessel held for sale. General and administrative expenses for the third quarter of 2021 amounted to $2.6 million as compared to $1.8 million in the third quarter of 2020. The increase in general and administrative expenses was mainly attributable to fees and expenses incurred in connection to the acquisition of the three LNGCs announced in August 2021.

Total other expense, net for the quarter ended September 30, 2021 was $3.4 million compared to $3.9 million for the third quarter of 2020. Total other expense, net includes interest expense and finance cost of $3.6 million for the third quarter of 2021, as compared to $3.5 million for the third quarter of 2020. The increase in interest expense and finance cost was attributable to the increase in the Partnership’s total outstanding indebtedness, partly offset by the decrease in the LIBOR weighted average interest rate compared to the third quarter of 2020.

Capitalization of the Partnership

As of September 30, 2021, total cash amounted to $65.6 million. Total cash includes restricted cash of $9.0 million which represents the minimum liquidity requirement under our financing arrangements.

As of September 30, 2021, total partners’ capital amounted to $486.9 million, an increase of $64.8 million compared to $422.1 million as of December 31, 2020. The increase reflects net income for the nine months ended September 30, 2021, $15.3 million representing the value of the common units issued as part of the consideration paid for the acquisition of the LNGC ‘Aristos I’ and the LNGC ‘Aristarchos’ on September 3, 2021 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $5.6 million and the repurchase of Partnership’s common units for an aggregate amount of $4.5 million.

As of September 30, 2021, the Partnership’s total debt was $650.7 million, reflecting an increase of $271.0 million compared to $379.7 million as of December 31, 2020. The increase is attributable to the assumption of $304.4 million of total indebtedness in the form of sale and lease back financing and $10.0 million in the form of sellers’ financing in connection with the acquisition of the LNGC ‘Aristos I’ and the LNGC ‘Aristarchos’ in September 2021 and $30.0 million in aggregate in the form of sale and leaseback financing and $6.0 million in the form of sellers’ credit in connection with the acquisition of the three 5,100 TEU container vessels in February 2021. The increase was partly offset by the sale of the M/V ‘CMA CGM Magdalena’ in May 2021 and the debt repayment under the respective financing arrangement in the total amount of $49.6 million and scheduled principal payments of $29.8 million during the period.

Operating Surplus

Operating surplus for the quarter ended September 30, 2021 amounted to $25.8 million, compared to $23.5 million for the previous quarter ended June 30, 2021 and $21.0 million for the third quarter of 2020. We allocated $14.5 million to the capital reserve, an increase of $6.2 million compared to the previous quarter due to the increased debt amortization resulting from the acquisition of two LNGCs in September 2021. Operating surplus for the quarter ended September 30, 2021, after the quarterly allocation to the capital reserve was $11.3 million.

Update on the Acquisition of the Initial Fleet of LNG Carriers

On September 3, 2021 the Partnership took delivery of the LNGC ‘Aristos I’ built in 2020 and the LNGC ‘Aristarchos’ built in 2021, pursuant to the agreement announced on August 31, 2021 for the acquisition of three LNGCs (the “Initial Fleet”) from CGC Operating Corp. (the “Seller”). The third LNGC, namely ‘Aristidis I’, is expected to be delivered after the M/V ‘Adonis’ is delivered to its buyer during the fourth quarter of 2021. All three vessels were constructed at Hyundai Heavy Industries Co., Ltd (“Hyundai”). The total consideration of $394.8 million paid for the acquisition of the two LNGCs comprised (i) $65.1 million from cash at hand, (ii) the assumption of $304.4 million of secured debt in the form of sale and lease back financing transactions with Bank of Communications Financial Leasing Co Ltd (the “BOC lease”), (iii) the issuance to the Seller of 1.15 million common units having an aggregate value of $15.3 million and (iv) $10.0 million of unsecured, interest free seller financing.

Quarterly principal repayments under the BOC lease amount to $3.1 million for each of the LNGC ‘Aristos I’ and the LNGC ‘Aristarchos’ decreasing to $2.3 million from the fourth quarter of 2023 and the second quarter of 2024 respectively. At maturity in October 2027 and May 2028, the lease provides for a purchase obligation to acquire each vessel at the predetermined price of $84.7 million. In addition, the lease agreement includes various purchase options commencing from the first anniversary of the lease. The BOC lease bears interest at LIBOR plus a margin of 2.70%.

The seller’s financing component of the consideration is unsecured, interest free and not required to be repaid for twelve months from the delivery of the vessels.

Issue of Senior Unsecured Bonds on The Athens Exchange

In October 2021, the Partnership, through its wholly owned subsidiary, CPLP Shipping Holdings PLC, issued €150.0 million of Bonds on the Athens Exchange. The Bonds are guaranteed by the Partnership. The Bonds will mature in October 2026 and have a coupon of 2.65%, payable semi-annually.

Exercise of Option to Acquire Three Additional LNG Carriers

The Partnership exercised the option to acquire three additional X-DF LNGCs with long-term employment in place (the “Optional Vessels”). The option was granted in connection with the acquisition of the Initial Fleet of LNGCs announced on August 31, 2021. The Optional Vessels are expected to be acquired at a total price of $623.0 million with aggregate contracted gross revenues of approximately $429.0 million and an average aggregate daily gross rate of approximately $71,650 per day. The Optional Vessels are all built in 2021 and are chartered to BP Gas Marketing Limited (“BP”), Cheniere Marketing International LLP and Engie Energy Marketing Singapore Pte Ltd with a remaining charter duration of 6.2 years, which includes in the case of the BP time charter the first two optional periods.

The acquisition of the Optional Vessels is expected to be financed with the net proceeds from the Bonds, the assumption of $439.4 million debt in the form of sale and lease back financing and approximately $15.7 million cash at hand and is expected to close within the fourth quarter of 2021 subject to customary closing conditions.

The transaction was negotiated and unanimously approved by the conflicts committee of the Board of Directors (“Committee”) and was also unanimously approved by the full Board of Directors. Evercore Group LLC served as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP served as legal advisors to the Committee.

COVID-19

We continue to monitor the impact of COVID-19 on the Partnership’s financial condition and operations and on the container and LNG industry in general. While it is not always possible to distinguish incremental costs or off-hire associated with the impact of COVID-19 on our operations, we estimate that for the third quarter of 2021, incremental operating and/or voyage costs associated with COVID-19 were approximately $0.2 million.

The actual impact of the COVID-19 pandemic in the longer run, as well as the extent of any measures we take in response to the challenges presented by it, as described in our previous releases, will depend on how the pandemic will continue to develop, the continued distribution of vaccines, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade. Currently, the container charter market is benefiting from the impact of COVID-19 on the global trade logistics chain (see also Market Commentary Update below).

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are pleased to see the continued strong financial performance of the Partnership during the third quarter of 2021 compared to the same period last year. The improved performance reflects in part the favorable underlying container chartering market dynamics, but also importantly, the increased fleet size of the Partnership with the addition of three container vessels earlier in the year and two LNGCs towards the end of the quarter.”

“The recent issue of €150.0 million in unsecured Bonds at what we consider very attractive pricing, allowed us to exercise the option for the acquisition of an additional three latest generation XDF LNGCs, all built in 2021.

The acquisition is expected to be financed with the proceeds from the Bonds, novation of the existing debt and cash at hand. With the addition of these three LNGCs to our fleet and the LNGC ‘Aristidis I’ and the disposal of the M/V ‘Adonis’, we expect by year end to control a fleet of 21 vessels including 14 container panamax and post panamax vessels, one dry bulk Capesize vessel and six latest generation XDF LNGCs. The total contracted revenues of the fleet as of the end of the third quarter will increase from $624.8 million to $1.95 billion, including options, and the remaining charter duration is expected to increase from up to 5.3 years to 8.4 years. The acquisition of all six LNGCs is expected to be highly accretive to earnings and distributable cash flow per unit, lower the average age of our fleet from 10.8 years to 7.8 years, as well as decrease the environmental footprint of the Partnership. At the same time, we will further diversify our revenue sources and customer base, while we establish our presence in the LNG market with a sizeable fleet and investment. We believe that the LNG market is a high growth industry supported by positive long-term fundamentals, as both natural gas and LNG are expected to play a key role in the energy transition to net zero and as such, we are excited to be growing in this segment at an opportune moment.”

Unit Repurchase Program

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common units, effective for a period of two years. As of September 30, 2021, the Partnership repurchased 379,660 common units since the launching of the unit repurchase plan on February 19, 2021, at an average cost of $11.73 per unit.

Quarterly Common Unit Cash Distribution

On October 25, 2021, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.10 per common unit for the third quarter of 2021 payable on November 12, 2021 to common unit holders of record on November 5, 2021.

Market Commentary Update

•	Containers

Momentum remains strong in the container market with charter rates reaching all-time highs across all segments. The limited supply of container tonnage is driving charterers’ interest for long-term charters and/or vessel acquisitions at record high levels, as demand remains robust and supply chain issues remain unresolved.

Analysts expect container vessel demand to grow by 6.2% in 2021, while supply growth for 2021 is estimated at 4.5%. The container vessel orderbook stands at 23%, up from 20% in the previous quarter. As of quarter end, slippage including cancellations of newbuilding container vessels stood at 13.0% in TEU compared to 22% in the previous quarter.

•	LNGCs

During the third quarter of 2021, the LNGC period market saw a continuation of the trend that started during the second quarter with energy and gas companies continuing to secure modern tonnage for medium to long term charters. Over the last few months, approximately 21 modern vessels equipped with slow speed 2-stroke engines were employed into multiyear charters reducing the number of available modern vessels. Spot market rates continued to improve during the course of the third quarter and experienced upward momentum in view of the seasonal demand uptick and increased natural gas and LNG prices worldwide.

As of quarter end, the LNG fleet orderbook stood at 127 vessels. Shipyard availability for LNGCs is limited due to a number of large projects taking up available berths, while newbuilding prices have experienced 10%-15% increase over the course of the last six months.

Conference Call and Webcast

Tomorrow, November 5, 2021, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 18 vessels, including 12 Neo-Panamax container vessels, three Panamax container vessels, one capesize bulk carrier and two LNG carriers, and has agreed to acquire a third LNG carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchase, market and charter rate expectations, and, in particular, (i) the expected effects of recent vessel acquisitions, (ii) the use of proceeds of the bond offering and (iii) the effects of COVID-19 on financial condition and operations of CPLP and the container industry in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F as supplemented and updated by CPLP’s Form 6-K dated October 12, 2021. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three - month periods ended September 30,		For the nine - month periods ended September 30,
	2021	2020	2021	2020
Revenues	43,125	35,523	121,091	105,780

Expenses / (income), net:
Voyage expenses	3,032	1,919	7,469	4,438
Vessel operating expenses	9,901	8,192	28,188	24,715
Vessel operating expenses—related parties	1,405	1,267	4,007	3,708
General and administrative expenses	2,555	1,835	5,915	5,442
Gain on sale of vessel	—	—	(25,384)	—
Vessel depreciation and amortization	10,954	10,625	32,101	30,727

Operating income	15,278	11,685	68,795	36,750

Other income / (expense), net:
Interest expense and finance cost	(3,631)	(3,536)	(11,208)	(13,383)
Other income / (expense)	228	(380)	570	(268)

Total other expense, net	(3,403)	(3,916)	(10,638)	(13,651)

Partnership’s net income	11,875	7,769	58,157	23,099

General Partner’s interest in Partnership’s net income	216	142	1,072	424
Common unit holders’ interest in Partnership’s net income	11,659	7,627	57,085	22,675
Net income per:
Common unit, basic and diluted	0.62	0.41	3.08	1.22
Weighted-average units outstanding:
Common units, basic and diluted	18,201,471	18,194,142	18,125,429	18,194,142

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents	56,604	47,336
Trade accounts receivable	3,262	2,855
Prepayments and other assets	4,178	3,314
Inventories	3,455	3,528
Claims	661	746
Assets held for sale	72,834	—

Total current assets	140,994	57,779

Fixed assets
Vessels, net	980,841	712,197

Total fixed assets	980,841	712,197

Other non-current assets
Above market acquired charters	35,636	34,579
Deferred charges, net	3,725	6,001
Restricted cash	9,000	7,000
Prepayments and other assets	3,970	4,642

Total non-current assets	1,033,172	764,419

Total assets	1,174,166	822,198

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	66,849	35,810
Trade accounts payable	10,473	9,029
Due to related parties	3,112	3,257
Accrued liabilities	10,309	10,689
Deferred revenue	4,474	2,821
Liability associated with vessel held for sale	45,863	—

Total current liabilities	141,080	61,606

Long-term liabilities
Long-term debt, net	533,853	338,514
Below market acquired charters	12,297	—

Total long-term liabilities	546,150	338,514

Total liabilities	687,230	400,120

Commitments and contingencies
Total partners’ capital	486,936	422,078

Total liabilities and partners’ capital	1,174,166	822,198

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2021	2020
Cash flows from operating activities:
Net income	58,157	23,099
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	32,101	30,727
Amortization and write-off of deferred financing costs	1,886	2,680
Amortization / accretion of above / below market acquired charters	4,861	9,421
Gain on sale of vessel	(25,384)	—
Equity compensation expense	1,528	1,534
Changes in operating assets and liabilities:
Trade accounts receivable	(407)	(323)
Prepayments and other assets	130	560
Claims	85	526
Inventories	(125)	(1,383)
Trade accounts payable	689	4,591
Due to related parties	(145)	(421)
Accrued liabilities	(93)	803
Deferred revenue	1,653	(2,794)
Dry-docking costs paid	(13)	(4,882)

Net cash provided by operating activities	74,923	64,138

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(102,002)	(186,575)
Proceeds from sale of vessel, net	98,467	—

Net cash used in investing activities	(3,535)	(186,575)

Cash flows from financing activities:
Proceeds from long-term debt	30,030	270,850
Deferred financing costs paid	(663)	(4,718)
Payments of long-term debt	(79,383)	(144,270)
Repurchase of common units	(4,465)	—
Dividends paid	(5,639)	(15,178)

Net cash (used in) / provided by financing activities	(60,120)	106,684

Net increase / (decrease) in cash, cash equivalents and restricted cash	11,268	(15,753)

Cash, cash equivalents and restricted cash at beginning of period	54,336	63,464

Cash, cash equivalents and restricted cash at end of period	65,604	47,711

Supplemental cash flow information
Cash paid for interest	9,581	12,328
Non-Cash Investing and Financing Activities
Seller’s credit agreements	16,000	—
Financing arrangements assumed in connection with the acquisition of companies owning vessels	304,355	—
Common units issued in connection with the acquisition of companies owning vessels	15,277	—
Capital expenditures included in liabilities	1,048	1,790
Capitalized dry-docking costs included in liabilities	2,097	1,641
Deferred financing costs included in liabilities	—	49
Expenses for sale of vessel included in liabilities	1,485	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	56,604	32,811
Restricted cash - current assets	—	7,900
Restricted cash - non-current assets	9,000	7,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	65,604	47,711

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, sale of vessel result, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended September 30, 2021	For the three-month period ended June 30, 2021	For the three-month period ended September 30, 2020
Partnership’s net income	11,875	35,403	7,769

Adjustments to reconcile net income to operating surplus prior to Capital Reserve
Depreciation and amortization[1]	11,819	11,742	11,513
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	2,123	1,718	1,755
Gain on sale of vessel	—	(25,384)	—

Operating Surplus prior to capital reserve	25,817	23,479	21,037

Capital reserve	(14,505)	(8,271)	(9,302)

Operating Surplus after capital reserve	11,312	15,208	11,735

Increase in recommended reserves	(9,337)	(13,344)	(9,838)

Available Cash	1,975	1,864	1,897

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.